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March 28, 2023

VIA EDGAR TRANSMISSION

Ms. Jessica Livingston
Securities and Exchange Commission
Division of Corporation Finance
Office of Finance
Washington, D.C. 20549

Re:	Lion Group Holding Ltd. Amendment No. 1 to Registration Statement on Form F-3 Filed January 20, 2023 File No. 333-269333

Dear Ms. Livingston:

As counsel for Lion Group Holding Ltd. (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated March 21, 2023 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Amendment No. 1 to Registration Statement on Form F-3 (the “Form F-3”). For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-3 (the “Revised F-3”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form F-3 filed March 3, 2023

General

1.	We note your disclosure on page 25 that you believe you are not subject to the Overseas Listing Trial Measures. Please disclose whether you relied on the advice of counsel in making this determination, and, if so, please identify counsel and file counsel’s consent as an exhibit to your registration statement. If you did not consult counsel in making this determination regarding the Overseas Listing Trial Measures, please tell us how you reached this determination, and explain why you did not obtain the advice of counsel.

Response: The Company has amended the disclosure on pages 6 and 24 in response to the Staff’s comments.

2.	To the extent that one or more of your officers or directors are located in China or Hong Kong, please include a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor.

Response: The Company has amended the disclosure on pages 26 and 59 in response to the Staff’s comments.

Cover Page

3.	Please disclose whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Please also update disclosures throughout, including under PCAOB Report on page 5 and in the Risk Factors, to include disclosure on the Consolidated Appropriations Act, 2023 amendment to the Holding Foreign Companies Accountable Act.

Response: The Company has amended disclosure on the cover page, pages 5, 25-26 in response to the Staff’s comments.

Our Company, page 1

4.	We note your risk factor in response to comment 3. Please describe in this risk factor your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court.

Response: The Company has amended disclosure on page 18 in response to the Staff’s comments.

Risk Factors

Risks Related to Our Business and Industry

A particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a certain degree of uncertainty...., page 18

4.	You state that “[t]he legal test (i.e. the Howey Test) for determining whether any given crypto asset is a security is a highly complex and fact-driven analysis,” that “the SEC’s views in this area have evolved over time, and therefore a particular crypto asset’s status as a “security” in any relevant jurisdiction is subject to a certain degree of uncertainty” and “there is currently no certainty under the applicable legal test that such assets are not securities.” Please remove these statements, as the legal tests are well-established by U.S. Supreme Court case law and the Commission and staff have issued reports, orders, and statements that provide guidance on when a crypto asset may be a security for purposes of the U.S. federal securities laws.

Response: The Company has amended disclosure on page 18 in response to the Staff’s comments

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence Venick
Partner